UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 Pandemic and considering the consolidation of impairment indicators in certain countries, it expects its 2020 third quarter financial statements will recognize a non-cash aggregate impairment charge of approximately U.S.$1.5 billion which is comprised of approximately U.S.$1.02 billion of impairment from goodwill related to CEMEX’s business in the U.S., as well as approximately U.S.$480 million of impairment from idle assets in several countries, mainly cement assets in the U.S., as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses. These expected non-cash charges will not impact CEMEX’s liquidity, Operating EBITDA and cash taxes payable, but will decrease total assets, net income and equity in the quarter. The impairment of goodwill in the U.S. results from the excess of the net book value of CEMEX’s business in the U.S. against the discounted cash flow projections as of September 30, 2020. The impairment charge of idle assets relates to several assets that either have been closed for extended periods of time and/or will remain closed for the foreseeable future as there are no current plans to restart these operations and because of CEMEX’s ability to switch production to more efficient plants that would allow CEMEX to meet demand for its products.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 22, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller